DETROIT CITY FC

2020 COMMUNITY INVESTMENT CAMPAIGN


DTE Energ
lyft

THE ONLY SOCCER TEAM DETROIT WILL EVER NEED.

SOCCER IS THE FASTEST GROWING MAJOR SPORT IN THE USA.

SOUTHEAST MICHIGAN IS THE IDEAL MARKET IN THE USA FOR PRO SOCCER GROWTH.

DETROIT CITY FC IS THE SPORTING EMBODIMENT OF DETROIT'S RESURGENCE.

WE ARE COMMITTED TO OUR COMMUNITY, POWERED BY OUR ELECTRIFYING MATCH DAYS, INSPIRED BY OUR SUPPORTERS, DEDICATED TO FISCAL SUSTAINABILITY.

IN LESS THAN A DECADE, DCFC HAS REVOLUTIONIZED WHAT A DETROIT SPORTS TEAM CAN BE...**IT'S TIME TO DO THE SAME FOR DETROIT SPORTS OWNERSHIP.**


LAGER

2011

FIVE REGULAR GUYS KICK IN A FEW THOUSAND DOLLARS AND INTRODUCE DETROIT'S MOST PASSIONATE SOCCER FANS TO THEIR NEW FAVORITE CLUB.

2012

A WINNING MEN'S TEAM EMERGES: DEFIANTLY DEVOTED TO SOCCER CULTURE AND MAKING A POSITIVE IMPACT ON THE COMMUNITY. SMOKE, TROPHIES AND SELLOUTS FOLLOW.

2014

RESCUE A USED POLAR BEAR COSTUME FROM A DUMPSTER. TEAM MASCOT FRIENDLY THE BEAR IS BORN.

2016

REAWAKEN THE MOST DISTINCTIVE GROUNDS IN U.S. SOCCER. LEAD A $750,000 COMMUNITY INVESTMENT PROGRAM TO REHAB 80+ YEAR OLD KEYWORTH STADIUM.

2018 - PRESENT

- A SEMI-PRO WOMEN'S TEAM WITH PRO AMBITIONS
- AN BURGEONING YOUTH DEVELOPMENT SYSTEM
- OCCUPY DETROIT'S BEST INDOOR SPORTS FACILITY; HOUSING TEAM OFFICES AS WELL AS DETROIT'S PREMIER SOCCER BAR AND RESTAURANT.
- A NON-PROFIT ENTITY DEDICATED TO PROMOTING ATHLETICS IN AT-RISK COMMUNITIES
- MEN'S TEAM RECEIVES PROFESSIONAL SANCTIONING FROM US SOCCER

PASSION FOR THE GAME

WITHOUT THE HELP OF MONIED OWNERSHIP OR MILLION DOLLAR MARKETING CAMPAIGNS, DETROIT CITY FC HAS ALTERED THE FACE OF US SOCCER. PEOPLE POINT TO OUR DISTINCTIVE IDENTITY AND RABID FANBASE, BUT TO EARN RESPECT IN ONE OF THE GREATEST SPORTS TOWNS IN THE US YOU MUST WIN.

LUCKILY...WE HAVE.

SINCE OUR FOUNDING IN 2012, WE HAVE WON OR TIED 84% OF OUR LEAGUE MATCHES, OUTSCORING OPPONENTS BY A TOTAL OF MORE THAN 150 GOALS.

GENERAL MANAGER & HEAD COACH TREVOR JAMES HAS DECADES OF EXPERIENCE AT THE HIGHEST LEVELS OF THE SPORT, IN HIS FIRST SEASON HIS TEAMS ADDED TWO MORE CHAMPIONSHIP TROPHIES TO THE FIELDHOUSE SHELVES.

OUR SUCCESS HAS ATTRACTED THE SOCCER WORLD TO KEYWORTH. WE HAVE HOSTED SELLOUT EXHIBITIONS AGAINST 8 PRO CLUBS FROM 4 COUNTRIES SINCE 2016. DCFC SIDES HAVE DRAWN ONCE AND WON 3 TIMES, INCLUDING UPSETTING TOP TEAMS FROM MEXICO AND ITALY.


FOOTBA

PASSION FOR THE COMMUNITY

FANS ARE THE DRIVING FORCE OF ANY SUCCESSFUL SPORTS TEAM AND DCFC BOASTS AN ENGINE SO POWERFUL AS TO MAKE A MOTOWN AUTOMAKER JEALOUS.

OVER THE YEARS, OUR SUPPORTERS HAVE SERVED ON OCCASION AS OUR MARKETING DEPARTMENT, OUR MORAL COMPASS, OUR CONSTRUCTION CREW AND OUR MATCHDAY STEWARDS. THEY ARE A VITAL PIECE OF OUR SUCCESS.

OWNERSHIP HAS ALWAYS STROVE TO RECIPROCATE THAT RESPECT WHENEVER POSSIBLE IN MAKING CLUB DECISIONS THAT RESPECTS AND RECOGNIZES THE COMMITMENTS OF OUR FANBASE.

THE BOND BETWEEN THE TEAM AND THE FRONT OFFICE WILL NOT ONLY HELP DCFC WEATHER THE UNCERTAIN TIMES AFFECTED BY THE COVID PANDEMIC, BUT IT ALSO SHIELDS US FROM ANY NEW INCURSION BY OUTSIDE GROUPS LOOKING TO ENTER INTO THE DETROIT MARKET.

THE MOST PASSIONATE SOCCER SUPPORTERS IN METRO DETROIT ARE ALREADY SPOKEN FOR, AND WITH THE DEVELOPMENT OF THE DCFC YOUTH SELECT SOCCER TEAMS, WE PLAN TO SAY THE SAME ABOUT THE FUTURE, AS WELL.

THE WORLD IS WATCHING

NINE YEARS AGO, EACH OWNER HAD TO PITCH IN $2,700 TO FOUND DETROIT CITY FC. AS LOW AS THAT SOUNDS TODAY, AT THE TIME IT FELT LIKE A SERIOUS RISK. AFTER ALL THERE WAS ONLY ONE OTHER MINOR LEAGUE TEAM OPERATING IN THE ENTIRE STATE.

TODAY, THERE IS A TEAM IN NEARLY EVERY MAJOR CITY IN MICHIGAN, EACH ONE IN SOME WAY A REFLECTION OF DETROIT CITY FC'S GRASSROOTS MODEL. AND IF YOU WALK INTO THE COOLEST SOCCER BAR IN ANY BIG CITY IN THE WORLD, LOOK UP. YOU'LL PROBABLY SEE ONE OF THE TENS OF THOUSANDS OF DCFC SCARFS WE'VE SOLD HANGING FROM THE RAFTERS.



DCFC HAS GONE FROM $170K IN REVENUE IN 2012 TO GENERATING OVER $1.8M IN 2019.

DUE TO THE PRUDENT LEADERSHIP AND VISION OF OUR OWNERSHIP GROUP, MATCH DAY ATTENDANCE, MERCHANDISE SALES AND SPONSORSHIP COMMITMENTS HAVE INCREASED SIGNIFICANTLY EACH SEASON, AND DCFC BOASTS ONE OF THE FIVE LARGEST FOLLOWINGS IN AMERICAN SOCCER OUTSIDE OF THE MLS.

WE ARE FOCUSED ON DOING EVERYTHING WE CAN SOLIDIFY OUR CLAIM AS DETROIT'S SOCCER TEAM.




Yearly Total Attendance
2012
9,948
2013
15,914
2014
23,022
2015
29,743
2016
52,550
2017
87,965
2018
77,298
2019
111,578


Yearly Total Revenue
$170,410
2012
$249,636 (+47%)
2013
$360,162 (+44%)
2014
$549,053 (+52%)
2015
$1,021,002 (+86%)
2016
$1,493,690 (+46%)
2017
$1,579,614 (+6%)
2018
$1,838,944 (+16%)
2019


THE CITY OF DETROIT
MICHIGAN
PRIDE RAISER
LOVE WINS

WHY DETROIT CITY? WHY NOW?

NOW MORE THAN EVER, IT IS CLEAR THAT SOCCER IN DETROIT WILL GO AS FAR AS DETROIT CITY FC GOES, AND FOR THE FIRST TIME EVER WE ARE MAKING A SMALL AMOUNT OF EQUITY IN THE MEN'S AND WOMEN'S TEAMS AVAILABLE TO FANS AND THE LARGER PUBLIC.

INVESTORS WILL RECEIVE SPECIAL PERKS OF OWNERSHIP, THE POTENTIAL FOR A FUTURE RETURN AND WILL HELP US SOLIDIFY OUR FISCAL POSITION IN THESE TURBULENT TIMES - WITH AN EYE ON POSITIONING THE CLUB FOR CONTINUED GROWTH FOR YEARS TO COMES.

YOU MAY ALREADY KNOW THERE IS NO BETTER FEELING IN BUSINESS THAN TO START AN ENTITY FROM SCRATCH AND LEAD IT TO SUCCESS, BUT THAT PRIDE OF CREATION IS FOR THE MOST PART A PRIVATE EXPERIENCE.

HOWEVER, IN SPORTS, SUCCESS IS AN ALTOGETHER DIFFERENT EXPERIENCE, AND WE INVITE YOU TO JOIN US ON THE SIDELINES FOR THE MOST EXCITING BUSINESS VENTURE

YOU WILL EVER BE A PART OF.

THE RAISE

WE ARE RAISING FUNDS FROM THIS ROUND TO PROVIDE OPERATING CAPITAL TO ASSIST THE CLUB DURING THE UNCERTAINTIES THAT THE NEXT 18 MONTHS MAY PROVIDE, DUE TO THE CORONAVIRUS PANDEMIC; TO ADD ADDITIONAL STAFF TO GENERATE MORE REVENUE; AND MAKE IMPROVEMENTS TO KEYWORTH STADIUM, INCLUDING NEW RESTROOMS AND CONCESSIONS BEHIND THE EAST GRANDSTAND.

WE ARE SELLING UNITS OF THE CLUB AT $125 WITH A $10.8 MILLION PRE-INVESTMENT VALUATION OF THE CLUB.

WITH ANY INVESTMENT THERE ARE RISKS, WHICH ARE LAID OUT IN DETAIL IN OUR EXPANDED INVESTMENT DOCUMENTS


15
ABOLISH ICE
Northern Guard
LevelOne
thern Guard

THIS IS NOT AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. OFFERS ARE MADE ONLY BY OFFERING MATERIALS. CONTACT US FOR A FULL SET OF OFFERING MATERIALS.

THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE ACT), AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAW. THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO RESTRICTIONS OF TRANSFER AND MAY BE TRANSFERRED ONLY AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE HOLDER THEREOF.